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Atlanta             •             Washington             •            Dallas

Resident in Atlanta Office

direct dial: (404) 572-6918

jcarter@pogolaw.com

November 3, 2006

Via Federal Express

Securities and Exchange Commission

100 F Street, N.W.

Washington, D.C. 20549

Attn: Jessica Livingston

Re:	First Niles Financial, Inc. Revised Preliminary Proxy Statement and Schedule 13E-3 File Number: 0-24849 Filed August 10, 2006

Ladies and Gentlemen:

On behalf of our client, First Niles Financial, Inc. (the “Company”), we are responding to the comments received from your office by letter dated August 24, 2006 with respect to the above-referenced Preliminary Proxy Statement and Schedule 13E-3. We have restated and responded to each of your comments below. Capitalized terms used in this letter have the meanings ascribed to them in the proxy statement. We have annotated the marked copy of Amendment No. 2 to the Proxy Statement with cross-references indicating to which comment we are responding.

Please be advised we have made additional disclosures in the Proxy Statement to reflect recent events and other information of which we have become aware since the previous filing. These are referred to as “Additional Disclosures” on the marked copy of Amendment No. 2 to the Proxy Statement.

Preliminary Proxy Statement

Shareholder Letter

1.	Revise to disclose in the shareholder letter that a listing on either the OTCBB or the Pink Sheets will result in the Company having no control over the number of shareholders and, if on any future January 1st, the Company has more than 500 holders of any class of equity securities, the costs and benefits of this transaction may be lost.

We have revised the shareholder letter accordingly.

Closing Comments

In connection with responding to our comments, please provide, in writing, a statement from the Company acknowledging that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

One Atlantic Center • Fourteenth Floor • 1201 West Peachtree Street, NW • Atlanta, GA 30309-3488

Tel: 404.572.6600 • Fax: 404.572.6999

www.pogolaw.com

Securities and Exchange Commission

November 3, 2006

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We have attached the requested statement as Exhibit A to this letter.

* * *

Thank you for your consideration of our responses to your comments. If you have any questions, or if we can be of further assistance to you in the review process, please call me at (404) 572-6918. My fax number is (404) 572-6999.

Very truly yours,

/s/ Joel B. Carter

FOR POWELL GOLDSTEIN LLP

Enclosures

::ODMA\PCDOCS\ATL\1094973\1

cc:    Mr. William L. Stephens

James C. Wheeler, Esq.

EXHIBIT A

The Company hereby acknowledges and confirms that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filings with the Securities and Exchange Commission (the “Commission”) addressed in the letter to the Commission dated November 3, 2006 to which this statement is attached;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

This 3rd day of November, 2006.

FIRST NILES FINANCIAL, INC.

By:	/s/ Lawrence Safarek
Name: Lawrence Safarek Title: Vice President and Treasurer